UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

PATH 1 NETWORK TECHNOLOGIES INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
654892108
(CUSIP Number)
Martin A. Traber, Equire Foley & Lardner LLP 100 N. Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 225-4126
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 1, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [_]

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 654892108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert R. Bears Jr. Intangibles Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 365,200 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 365,200 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.26%

14	TYPE OF REPORTING PERSON * 00

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 654892108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert R. Bears Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 553,607 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 553,607 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.46%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 654892108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert R. Bears, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 289,262 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 289,262 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.37%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 654892108

Item 1. Security and Issuer

        This Schedule 13D relates to Shares of Beneficial Interest (the “Shares”) of the following corporation (the “Issuer”):

Path 1 Network Technologies, Inc. 6215 Ferris Square Suite 140 San Diego, CA 92121

Item 2. Identity and Background

        (a)     This Schedule 13D is being filed by the following: Robert R. Bears, Jr. Intangibles Trust (“Trust”), Robert R. Bears, Sr., as Trustee and individually (“Mr. Bears, Sr.”), and Robert R. Bears, Jr. (“Mr. Bears, Jr.” and collectively with the Trust and Mr. Bears, Sr., the “Reporting Persons”).

        (b)     The business address of each of the Reporting Persons is 11805 S.R. 54, Odessa, Florida 33615.

        (c)     The Trust was established on December 22, 2003 solely for estate and tax planning purposes and charged with the ability to invest in assets, securities or interest in securities of any nature. As the Trustee of the Trust, Mr. Bears, Sr., is vested with sole voting and investment power with respect to such shares.

        (d)     During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (e)     Messrs. Bears are citizens of the United States and the Trust has been established under the laws of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        A Registration Statement was filed on a form S-3 for offering of Preferred and Warrants on April 1, 2005 which were previously acquired by Messrs. Bears in private placements that occurred in separate closings on January 27, 2005 and February 18, 2005. Prior to these recent acquisitions, open market purchases and sales of Shares were made by the Reporting Persons using private funds over the past two years at prices ranging from $4.98 to $5.38 a share.

Item 4. Purpose of Transaction

        The Reporting Persons acquired their Shares of the Issuer for investment purposes. The Reporting Persons may, from time to time, acquire additional shares or dispose of all or some of the Shares, in each case in open market or private transactions, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

        The Reporting Persons may, at some future date, decide to make additional investments in or to dispose of shares of the Issuer for investment purposes.

        Except as set forth above and except as described below, the Reporting Persons have no present plans or proposals which relate to or would result in:

        (a)     The acquisition by any person of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

        (b)     An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

        (c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 654892108

        (d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)     Any material change in the present capitalization or dividend policy of the Issuer;

        (f)     Any other material change in the Issuer’s business or corporate structure;

        (g)     Any changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h)     Causing a class of Shares of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

        (i)     A class of equity Shares of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)     Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        (a) and (b).    As of the date hereof, the Trust, Mr. Bears, Sr., and Mr. Bears, Jr. own beneficially 365,200; 188,407; and 289,262, respectively, representing approximately 4.26%, 2.20%, and 3.37%, respectively of the Shares of Beneficial Interest of the Issuer outstanding as reported in publicly available information.

        (c)     Except as set fort above in Items 3 and 4, during the last 60 days no other transactions in Issuer’s Shares were effect by any of the Reporting Persons.

        (d)     Not applicable.

        (e)     Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

        Exhibit A — Joint Filing Agreement

CUSIP No. 654892108

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2005

ROBERT R. BEARS, JR. INTANGIBLES TRUST
/s/ Robert R. Bears, Sr., Trustee
ROBERT R. BEARS, SR., TRUSTEE
/s/ Robert R. Bears, Sr.
ROBERT R. BEARS, SR.
/s/ Robert R. Bears, Jr.
ROBERT R. BEARS, JR.

EXHIBIT A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this Joint Filing Agreement may be included as an Exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 19, 2005

ROBERT R. BEARS, JR. INTANGIBLES TRUST
/s/ Robert R. Bears, Sr., Trustee
ROBERT R. BEARS, SR., TRUSTEE
/s/ Robert R. Bears, Sr.
ROBERT R. BEARS, SR.
/s/ Robert R. Bears, Jr.
ROBERT R. BEARS, JR.